

Michael Schoening · 2nd

 **CityFreighter**

CityFreighter - Clean Urban Logistics Solutions

Santa Barbara, California Area · 500+ connections · **Contact info**

Experience

CEO

CityFreighter

Feb 2018 – Present · 2 yrs 6 mos

USA, Germany, China

Clean Urban Logistic Solutions - A global start-up, Electric light and medium duty commercial vehicle platforms for the "last mile" and beyond, intelligent integrations for future urban logistics

Managing Director/Co-Owner

DISTEC GmbH

Jan 1998 – Dec 2011 · 14 yrs

Heinsberg,Germany

Design and manufacturing of premium global street furniture, like billboards, bus shelter , rotating displays, advertising columns

Products can be found in all major cities of the world, like New York, London, Paris, S ...**see mor**

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